# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | 8-K |
| **Live File** | on |
| **Return Copy** | on |
| **Submission Contact** | Victoria A. Faw |
| **Submission Contact Phone Number** | 304-769-1112 |
| **Exchange** | NASD |
| **Confirming Copy** | off |
| **Filer CIK** | 0000726854 |
| **Filer CCC** | xxxxxxxx |
| **Period of Report** | 03/28/12 |
| **Item IDs** | 5.02 |
| **Notify via Filing website Only** | off |
| **Emails** | vikki.faw@cityholding.com |

## Documents

| | |
|---|---|
| **8-K** | **form8-k.htm** |
| | **Form 8-K, Equity Awards to NEO's** |
| **GRAPHIC** | **chcologo.jpg** |
| | **CHCO logo** |

## Module and Segment References

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C., 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
**March 28, 2012**



**CITY HOLDING COMPANY**
**(Exact Name of Registrant as Specified in its Charter)**

**Commission File Number: 0-11733**

| **West Virginia** | **55-0619957** |
|---|---|
| (State or Other Jurisdiction of | (I.R.S. Employer |
| Incorporation or Organization) | Identification No.) |

**25 Gatewater Road, Cross Lanes, WV 25313**
(Address of Principal Executive Offices, Including Zip Code)

**304-769-1100**
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

# Section 5 – Corporate Governance and Management

**Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

The Compensation Committee recommended, and the Board of Directors of City Holding Company (the "Company") approved, on March 28, 2012, equity compensation for the Company's executive officers, including the Company's principal executive officer and the Company's principal financial officer.

**Restricted Stock.**

Restricted stock was awarded to certain of the executive officers. The recipients of the restricted stock awards may vote and receive dividends on the shares, whether vested or not, but may not sell the shares or use them for collateral for any borrowing unless and until they are vested. All of the restricted stock awards are of City Holding Company Common Stock, par value $2.50. The market price on the date of grant, March 28, 2012, was $35.39 per share.

**Stock Options.**

Stock options were awarded to certain of the executive officers. The exercise price of all options was the market price, $35.39, as of the date of grant, March 28, 2012. All of the options awarded are exerciseable for shares of City Holding Company Common Stock, par value $2.50 per share. The issuer made grants on similar terms in previous years although expiration dates and vesting periods varied.

The table below sets forth the number of shares of restricted stock and shares issuable upon the exercise of stock options awarded to each of the Company's executive officers:

| Name | Title | Stock Options Awarded (#) | Restricted Shares Awarded (#) |
|---|---|---|---|
| Charles R. Hageboeck | President & CEO (Principal Executive Officer) | 6,803 | 5,114 |
| David L. Bumgarner | Senior Vice President, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer) | 1,555 | 1,169 |
| Craig G. Stilwell | Executive Vice President, Retail Banking | 3,234 | 2,431 |
| John A. DeRito | Executive Vice President, Commercial Banking | 2,687 | 2,020 |
| Michael T. Quinlan, Jr. | Senior Vice President, Branch Banking | 1,401 | 1,053 |

## Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>March 28, 2012</u>

**City Holding Company**

By: /s/ David L. Bumgarner

David L. Bumgarner
Chief Financial Officer